ZURICH®

Zurich names Inga Beale as Head of Organizational Transformation Management and Mergers & Acquisitions

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
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media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 8, 2007 – Zurich Financial Services Group (Zurich) announced today that Inga Beale (44) will join the company as Head of Organizational Transformation Management and Mergers & Acquisitions as of January 1, 2008.

In her new position, Ms. Beale will be a member of the Group Management Board and will oversee the Group's operational improvement program The Zurich Way. Ms. Beale succeeds Franz Wipfli, who after more than 25 years of dedicated service to Zurich, its employees, its shareholders and its customers has elected early retirement. In her new role, Ms. Beale will also oversee the Group's Mergers & Acquisitions function.

Ms. Beale brings to Zurich over 20 years of broad based professional experience in the insurance industry, including having served as Chief Executive Officer (CEO) of Swiss-based reinsurer Converium, as well as 14 years in successive leadership posts within the insurance and reinsurance operations of General Electric. Ms. Beale earned her qualifications in Business Studies from Newbury College (UK), majoring in Economics, Mathematics and Accountancy. She is an Associate of the Chartered Insurance Institute (ACII).

"At a time when the insurance industry is going through the challenges of a profound operational transformation, we are excited that someone of Inga's proven abilities is joining Zurich", remarked James J. Schiro, Zurich's CEO. "I am confident that she will successfully build on the remarkable success achieved by Franz."

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ZURICH®

On the topic of Mr. Wipfli's retirement, Mr. Schiro stated "Franz' passion and energy will be missed. He has had a dramatic impact on Zurich's successful transformation, and we wish him and his family the best of luck in retirement."

Prior to assuming his current position, Mr. Wipfli held a variety of leadership posts throughout the Group, including as Head of Commercial Segment Continental Europe, CEO of Zurich Kosmos Austria, and as a member of the Executive Management Team of Zurich Switzerland. He has been a member of the Group Management Board since April 2002.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

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